UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2026	Commission File Number: 001-43215

OceanaGold Corporation

(Translation of registrant's name into English)

Suite 1020, 400 Burrard Street

Vancouver, British Columbia V6C 3A6

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

EXHIBIT INDEX

Exhibit	Description

99.1	News Release dated April 7, 2026

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OceanaGold Corporation

DATE: April 7, 2026	By:	/s/Liang Tang
	Name:	Liang Tang
	Title:	Executive Vice President, General Counsel and Company Secretary